Exhibit (a)(5)(1)

NEWS RELEASE

Editorial Contacts:
Yvette Huygen	Darren Ballegeer	Gervais Fong
Synopsys, Inc.	Edelman Worldwide PR	inSilicon
(650) 584-4547	(650) 429-2735	(408) 570-1650
yvetteh@synopsys.com	darren.ballegeer@edelman.com	gervais_fong@insilicon.com

Investor Contacts:
Minaxi Patel	Teresa Thuruthiyil
Synopsys, Inc.	FD Morgen-Walke (for inSilicon)
(650) 584-1201	(415) 296-7383
minaxi@synopsys.com	insilicon@MWA-SF.com

SYNOPSYS TO ACQUIRE INSILICON

Acquisition Will Expand Intellectual Property Portfolio and Add World-Class Design Team

MOUNTAIN VIEW and SAN JOSE, Calif., July 23, 2002 — Synopsys, Inc. (Nasdaq:SNPS), the technology leader for complex integrated circuit (IC) design, and inSilicon (Nasdaq:INSN), a provider of connectivity semiconductor intellectual property (IP) cores, today jointly announced that they have signed a definitive agreement for Synopsys to acquire all outstanding shares of inSilicon for approximately $64 million. The transaction will be effected by means of a cash tender offer for all of the outstanding shares of inSilicon. The offer is subject to certain conditions, including the tender of a majority of the outstanding shares of inSilicon, receipt of regulatory approvals, and other customary conditions.

“Together with EDA tools, IP provides the essential infrastructure upon which our customers create differentiated products,” said Aart de Geus, chairman and chief executive officer of Synopsys, Inc. “The acquisition of inSilicon will provide our customers with access to a strong portfolio of open format, digital and mixed signal connectivity IP designed by one of the industry’s leading analog and digital design teams.”

Synopsys to Acquire inSilicon

“Joining Synopsys will allow us to expand the reach of our IP,” said Barry Hoberman, inSilicon president and chief executive officer. “Synopsys’ global presence, sales and application resources, and ability to invest, help to assure designers worldwide that they will have access to the standards-based connectivity IP they need for their next-generation integrated circuits.”

“Designers using our DesignWare® IP Library have been asking for access to more and more complex IP, available as soon as possible in the evolution of each new standard,” said John Chilton, senior vice president and general manager of Synopsys’ IP and Systems business unit. “inSilicon was first to market with high-quality IP for leading standards such as USB, PCI, Ethernet, and 1394. Adding the inSilicon team will allow us to offer our customers the widest possible range of IP solutions at the highest level of quality.”

Structure of the Transaction

The acquisition will be effected by means of a cash tender offer for all of the outstanding shares of inSilicon at a cash purchase price of $4.05 per share, followed by a back-end merger in order to purchase any untendered shares. Synopsys will also assume certain inSilicon stock options in the transaction. Phoenix Technologies, which owns approximately 69% of the outstanding shares of inSilicon, has agreed to tender those shares to Synopsys. A special committee of independent directors of inSilicon has reviewed the transaction on behalf of the inSilicon stockholders unaffiliated with Phoenix Technologies.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, including statements regarding the expected benefits of the acquisition. These statements are based on Synopsys’ and inSilicon’s current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include: the risk that the conditions to the merger set forth in the merger agreement will not be satisfied, changes in both companies’ businesses during the period between now and the closing, developments in obtaining regulatory approvals for the transaction; the successful integration of inSilicon into Synopsys’ business subsequent to the closing of the acquisition; timely development, production and acceptance of products after completion of the proposed acquisition; increasing competition in the market for silicon intellectual property; the ability to

Synopsys to Acquire inSilicon

retain key management and technical personnel of inSilicon; adverse reactions to the proposed transaction by customers, suppliers and strategic partners and other risks described in Synopsys’ report on Form 10-Q filed with the Securities and Exchange Commission (SEC) on June 17, 2002 (pp. 25-30) and on inSilicon’s report on Form 10-Q filed with the Securities and Exchange Commission (SEC) on May 10, 2002 (pp. 21-28). Synopsys and inSilicon are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

About inSilicon

inSilicon Corporation (Nasdaq:INSN) is a leading provider of connectivity semiconductor intellectual property used by semiconductor and systems companies to design systems-on-chip that are critical components of innovative wired and wireless products. inSilicon’s technology provides customers faster time-to-market, reduced risk, and lower development cost. The company’s broad portfolio of analog and mixed-signal products and enabling connectivity technologies, including USB, PCI, Ethernet, IEEE-1394, JPEG, and Java™ Accelerators are used in a wide variety of markets encompassing communications, consumer, computing, multimedia, and office automation. Visit inSilicon at: http://www.insilicon.com.

About Synopsys

Synopsys, Inc. (Nasdaq:SNPS), headquartered in Mountain View, California, creates leading electronic design automation (EDA) tools for the global electronics market. The company delivers advanced design technologies and solutions to developers of complex integrated circuits, electronic systems and systems on a chip. Synopsys also provides consulting and support services to simplify the overall IC design process and accelerate time to market for its customers. Visit Synopsys at http://www.synopsys.com.

Synopsys to Acquire inSilicon

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of inSilicon. At the time the tender offer is commenced, Ferrite Acquisition Corp. and Synopsys intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and inSilicon intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Ferrite Acquisition Corp., Synopsys and inSilicon intend to mail these documents to the stockholders of inSilicon. These documents will contain important information about the tender offer and stockholders of inSilicon are urged to read them carefully when they become available. Stockholders of inSilicon will be able to obtain a free copy of these documents (when they become available) at the website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from Synopsys by contacting Synopsys at 700 East Middlefield Road, Mountain View, California 94043, attention: Investor Relations, or from inSilicon by contacting inSilicon at 411 East Plumeria Drive, San Jose, California 95134, attention: Investor Relations.

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Synopsys and DesignWare are registered trademarks of Synopsys Inc. inSilicon is a trademark of inSilicon Corporation. All other trademarks or registered trademarks mentioned in this release are the intellectual property of their respective owners.